A0809580

1733583

FILED JRM
Secretary of State
State of California

MAR 0 1 2018

1CC

CERTIFICATE OF AMENDMENT
OF
AMENDED AND RESTATED ARTICLES OF INCORPORATION
OF
IMAGING3, INC.

Dane Medley and Xavier Aguilera hereby certify that:

1. They are the President and the Executive Vice President, Chief Financial Officer and Secretary, respectively, of Imaging3, Inc., a California corporation (the "Corporation").

2. Article III of the Amended and Restated Articles of Incorporation of the Corporation to the date of the filing of this certificate, is amended to read in full as follows:

"The Corporation is authorized to issue two classes of shares. On class of shares shall be designated as common stock and the total number of common shares which this Corporation is authorized to issue is 1,000,000,000. The other class of shares shall be designated as preferred stock and the total number of preferred shares which this Corporation is authorized to issue is 1,000,000. The preferred stock is authorized by these Articles of Incorporation shall be issued in series. The Board of Directors of this Corporation is authorized to determine or alter the rights, preferences, privileges, and restrictions granted to or imposed upon any wholly unissued series of preferred stock, and within the limitations or restrictions stated in any resolution or resolutions of the Board of Directors original fixing the number of shares of any such series then outstanding, the number of shares of any such series subsequent to the issue of shares of that series, to determine the designation and par value of any series, and to fix the number of shares of any series.

Upon the amendment of this Article to read as herein set forth, (the "Effective Time"), each twenty (20) outstanding shares of Common Stock of the Corporation shall be combined and converted automatically into one (1) share of Common Stock. In lieu of any fractional shares to which a holder would be otherwise entitled, the Corporation shall round up fractional shares to the nearest whole share."

3. This Certificate of Amendment has been duly approved by the Board of Directors of the Corporation.

4. The foregoing Amendment to the Restated Articles of Incorporation, as amended, has been duly approved by the required vote of the shareholders in accordance with Sections 902 and 903 of the Corporations Code. The outstanding shares of the Corporation consist of shares of 306,693,077 Common Stock as of February 28, 2018. The number of shares of each class voting in favor of the amendments equaled or exceeded the vote required. The percentage vote required for the approval of the amendments was more than 50 percent of each class entitled to vote.

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

A0809580

Executed this 28th day of February, 2018 at Burbank, California.

Dane Medley
President

Xavier Aguilera
Executive Vice President, Chief Financial Officer and Secretary

I hereby certify that the foregoing transcript of 2 page(s) is a full, true and correct copy of the original record in the custody of the California Secretary of State's office.

Date: MAR 0 2 2018 KM

ALEX PADILLA, Secretary of State